SEC FILE NUMBER 001-31579 CUSIP NUMBER 25811P886

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

DORAL FINANCIAL CORPORATION

Full Name of Registrant

N/A

Former Name if Applicable

1451 F.D. Roosevelt Avenue

Address of Principal Executive Office (Street and Number)

San Juan, Puerto Rico 00920

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Doral Financial Corporation (the “Company”) was not able to timely file with the Securities and Exchange Commission (the “Commission”) its Annual Report on Form 10-K for the fiscal year ended December 31, 2011 because of (i) delays in the completion of the preparation of its consolidated financial statements for the year ended December 31, 2011 and (ii) delays in the completion of management’s assessment of the effectiveness of the Company’s internal control over financial reporting. In finalizing the preparation of its consolidated financial statements for the year ended December 31, 2011, management has identified several internal control deficiencies, which are being evaluated for their effect on the consolidated financial statements and related disclosures and management’s assessment of the effectiveness of internal controls over financial reporting. In connection with the additional procedures undertaken by management to resolve the identified internal control deficiencies the audit committee is currently evaluating the cause of the internal control deficiencies to provide additional assurance that all accounting and internal control issues known to the Company have been identified. The Company anticipates it will complete the filing of the Form 10-K on or before March 30, 2012.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert Wahlman Executive Vice President and Chief Financial Officer	787	474-6296
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

Until the conclusion of management’s assessment of the effectiveness of internal controls over financial reporting, the Company will not be able to determine whether there will be any significant change in results of operations from the corresponding period for the last fiscal year as reported on the Press Release issued on January 19, 2012 and furnished by the Company to the Securities and Exchange Commission as Exhibit 99.1 to the Current Report on Form 8-K filed on January 20, 2012.

DORAL FINANCIAL CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 16, 2012	By:	/s/ Robert Wahlman
Robert Wahlman Executive Vice President and Chief Financial Officer